Exhibit 99.1

Medigus: Polyrizon to Test its Product Candidate for Protection Against High Transmissible Corona Virus Delta Variant B.1.617.2

In recent pre- clinical studies, Polyrizon products showed strong potential in preventing human coronavirus 229E and Influenza Virus H1N1 from interacting with epithelial host cells and by inhibiting cells’ death.

OMER, Israel, September 9, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that Polyrizon Ltd., a privately held company which Medigus owns 35.86% of its share capital, will evaluate the viral infection prophylaxis effect of its innovative product candidate against the Delta variant of the coronavirus(lineage B.1.617.2), in-vitro. This study follows recent pre-clinical studies showed strong potential against human coronavirus 229E and influenza virus infection.

The Delta variant has mutations in the gene encoding the SARS-CoV-2 spike protein causing the substitutions T478K, P681R and L452R, which are known to affect transmissibility of the virus. As a result, the Delta variant has been found to be more contagious than the other coronavirus strains.

In the upcoming study, Polyrizon will assess the protection effect of its Capture and Contain (C&C™) platform against the highly transmissible Delta variant. The study is planned to begin in Q4 2021.

The predominant COVID-19 Delta strain has put the focus back on transmission prevention where layered prevention solutions are needed to reduce the transmission of the Delta variant. Polyrizon’s C&C™ platform focuses on preventative approaches that when combined with vaccination, social distancing and mask usage should further decrease the risk of infection.

Last week, Polyrizon submitted an additional patent application to the United States Patent and Trademark Office for its innovative technology.

The invention generally pertains to the field of hydrogels that are capable of capturing and containing biological assaults intrusion through the upper airways and eye cavities. Furthermore, the invention details a novel modality for a delivery system for drugs through the nasal mucosa that may be able to deliver a higher drug dosage into the body and reside longer in the nasal cavity.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam (OTCQB: SCTC), Inc, and Polyzion, LTD. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE:GIX), Jeff’s Brands and Eventer Technologies, Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revolz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing Polyrizon’s upcoming study. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Polyrizon are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com